BookSniffer Inc.



ANNUAL REPORT

600 W. 6TH STREET, STE. 400

Fort Worth, TX 76102

0

https://booksniffer.app

This Annual Report is dated June 15, 2021.

BUSINESS

BookSniffer Inc. is a next-generation, retailer-agnostic book search engine, deal finder, and library management system for book lovers. We're a mobile-first platform designed by authors, for readers.

For Readers. The BookSniffer apps have many great features. First, we scour the web every day for the best deals on ebooks and audiobooks, listing hundreds of new deals each day. Filter by genre, sort by price… no need to sign up for newsletter sites anymore. If a deal is out there, chances are, it's in the app. Readers can build (and share!) their own custom libraries, with custom sections and shelves. Move books from one shelf to another, make their own private notes, and rate books with our unique BookSCAPE system, where they can rate a book on story, characters, action, prose, and even editing, so other BookSniffers can find just what they're looking for.

Like memes and shareable quotes? We've got THOUSANDS of Instagram-worthy memes and quotes for readers to share with their friends. Readers can save their favorites in the app so they never lose them.

Readers can follow authors and get news about their latest releases as well as direct messages with exclusive content.

Soon, readers will be able to do even more, including hosting their own private book clubs and discussion groups.

For Authors. BookSniffer Inc. aims to become a one-stop shop for an author's book marketing needs. We've already developed several great products, including:

AdMakerMcAdMakerFace which makes attractive, high-quality ads for books with just a few clicks. Authors can use them wherever they market their books.

KeywordThingy gets thousands of targeted keywords in an organized, downloadable spreadsheet to help authors market their books on AMS, Google, and BookSniffer. Keyword Sponsorships. When readers search for a book on BookSniffer, an author's book can show up in a prominent, featured position. Available in annual sponsorships or by the click.

Top-Shelf Bestseller Sponsorships. When readers browse the bestseller lists on BookSniffer, an author's book is displayed on the top shelf of the genres the author targets. Available in annual sponsorships or by the click.

And we've got more products planned, including targeted Self-Serve CPC ads and genre-wide messaging blasts to help authors promote their daily book deals. These products are scheduled to roll out in mid-2021.

For Our World. There are 773 million illiterate adults in the world per UNESCO. Think about that for a moment. The entirety of human knowledge today is accessible via a handheld device – and 773 million people can't access it. The cost of illiteracy doesn't just impact these individuals—it also impacts their families and the societies in which they live.

BookSniffer aims to make a difference. That's why we intend to donate up to 10% of mobile ad revenues to literacy programs, libraries, and classrooms in our neighborhoods and around the world. When more people read, the world becomes a better, stronger, safer place.

The BookSniffer business model is simple: we provide platforms on the web and in our mobile applications for readers to congregate and browse for books, and we allow authors and publishers to purchase advertising for their books on our platform through the above sponsorship mechanisms.

Previous Offerings

We began our Regulation Crowdfunding efforts in January 2021.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $260,000.00
Number of Securities Sold: 45,200,000
Use of proceeds: Mobile app & website development.

Date: January 06, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $338,054.00
Number of Securities Sold: 3,756,153
Use of proceeds: Mobile app and website development, marketing, and daily operations including payroll.
Date: August 25, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,000.00
Number of Securities Sold: 260,000
Use of proceeds: Mobile app and website development, marketing, and daily operations including payroll.
Date: October 23, 2020
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Without revenue generation, our business can operate until July 2021. After that, expenses will exceed cash on hand, and we will be forced to slow or stop the business.

Foreseeable major expenses based on projections:

BookSniffer's major expenses will be primarily in advertising to attract users, and in mobile app & website development and in advertising to attract users. We anticipate in 2021 that these costs will be approximately $11 million. Our other significant cost will be for payroll, which we project to be approximately $3 million in 2021.

Future operational challenges:

One of our future operational challenges will be to have enough cash on hand to hire developers to upgrade our products. A proficient mobile app developer can be a struggle to find given some of the technologies we are using.

Future challenges related to capital resources:

Raising capital in the era of COVID-19 has become a lot harder. It is a struggle to build interpersonal relationships while meeting and pitching your products over Zoom. The volatility in the stock market has made investors wary to invest at this stage, or willing to invest with more stringent terms. Many VCs are reinvesting their capital into their own existing investments, leaving less cash available for an untested startup.

Future milestones and events:

BookSniffer Inc. is under review for a Regulation A approval from the SEC. Once we are approved, we can raise up to $20 million through our platform users and their network of friends. The book industry is a thriving market, and we believe that we are poised to emerge as a leader.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,908.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bladeborn, LLC
Amount Owed: $62,270.00
Interest Rate: 7.0%
Maturity Date: October 31, 2025

Creditor: Eric Knight
Amount Owed: $20,000.00
Interest Rate: 7.0%
Maturity Date: April 01, 2021

Creditor: Ryan Buffington
Amount Owed: $3,500.00
Interest Rate: 7.0%
Maturity Date: April 01, 2021

Creditor: Stefan Wolf
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: February 15, 2021

Creditor: Georgine Muntz
Amount Owed: $20,000.00
Interest Rate: 10.0%
Maturity Date: June 23, 2021

Creditor: David Estes
Amount Owed: $50,000.00
Interest Rate: 10.0%
Maturity Date: May 01, 2021

Creditor: SBA (PPP Loan)
Amount Owed: $42,900.00
Interest Rate: 1.0%
Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Hansen
Sean Hansen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: November 09, 2019 - Present

Responsibilities: Manages overall operations. Acts as a liaison between the board of directors, the shareholders, and management. Receives a salary of $75,000/yr plus 324,000 shares of stock. Eligible for ongoing quarterly performance bonuses once certain benchmarks have been made.

Name: Janice DeFluiter
Janice DeFluiter's current primary role is with Author. Janice DeFluiter currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Janice serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Eric T. Knight
Eric T. Knight's current primary role is with Author. Eric T. Knight currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 09, 2019 - Present
Responsibilities: Eric serves on the Board of Directors. He does not take salary or equity compensation for this role.
Position: Secretary
Dates of Service: November 09, 2019 - Present
Responsibilities: Eric serves as the company secretary. He does not take salary or equity compensation for this role.

Name: Melinda Spencer-Crabbe

Melinda Spencer-Crabbe's current primary role is with Author. Melinda Spencer-Crabbe currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 09, 2019 - Present
Responsibilities: Melinda serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Meg Cowley
Meg Cowley's current primary role is with Author. Meg Cowley currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Meg serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Angela J. Ford
Angela J. Ford's current primary role is with Author. Angela J. Ford currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: Angela serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: John Kang
John Kang's current primary role is with Traditional Asian Health Center. John Kang currently services 30 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 07, 2019 - Present
Responsibilities: John serves on the Board of Directors. He does not take salary or equity compensation for this role.
Other business experience in the past three years:
Employer: Traditional Asian Health Center
Title: Owner/Business Manager
Dates of Service: July 01, 2003 - Present
Responsibilities: Oversees the business operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Common Stock
Stockholder Name: Bladeborn, LLC - (The 7 directors of BookSniffer Inc. are 7 equal partners in this LLC at 14.29% each.)
Amount and nature of Beneficial ownership: 40,000,000
Percent of class: 78.3

RELATED PARTY TRANSACTIONS

Name of Entity: Bladeborn, LLC
Names of 20% owners: This partnership is equally owned by 7 members, each owning approximately 14%
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In November 2019, Bladeborn, LLC contributed to BookSniffer, Inc. assets worth approximately $3.2 million in exchange for a note payable in the amount of $72,937.50 and 8,000,000 shares. In June 2020, a 5-1 stock split increased the amount of shares to 40,000,000.
Material Terms: The note payable reflects the following terms: $72,937.50 payable at 7% interest, payable $1,250 monthly until October 2025.

Name of Entity: Eric T. Knight
Relationship to Company: Director
Nature / amount of interest in the transaction: In September 2020, Eric Knight, an officer and director of the company, agreed to loan the company $20,000 to support ongoing operating expenses.
Material Terms: Eric Knight loaned the company $20,000 at a rate of 7%, interest and principal due in a lump sum April 2021.

Name of Entity: Eric T. Knight
Relationship to Company: Director
Nature / amount of interest in the transaction: At various dates between November 2019 and July 2020, Eric Knight, an officer and director of the company, purchased 2,264,671 shares at a value of $143,820.
Material Terms: Eric loaned the company amounts totaling $143,820 between November 2019 and July 2020. The notes payable were all converted to stock totaling 2,264,671 shares.

Name of Entity: Melinda Spencer-Crabbe
Relationship to Company: Director
Nature / amount of interest in the transaction: In July 2020, Melinda Spence-Crabbe, a director of the company, purchased 560,883 shares of the company for $50,479.
Material Terms: Melinda loaned the company $50,000 in May 2020. In July 2020, Melinda converted the note payable amount of $50,000 plus $479 in accrued interest into a purchase of 560,883 shares.

OUR SECURITIES

Our authorized capital stock consists of 4,000,000 shares of common stock, par value $.36 per share. As of December 31, 2020, -0- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Holders of Series B Common Stock are not entitled to a vote.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our Company could be negatively impacted by the Coronavirus. We are monitoring our operations and capital resources to mitigate the impact of the virus on our Company, which we anticipate will be minimal. Our Company may be at risk of attracting and retaining customers if our users prefer competing products or if we fail to create new and/or improved products. We are constantly striving for ways to make improvements to our products and platform.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for some of our contemplated products. Delays or cost overruns in the development of our contemplated products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

BookSniffer, Inc. was formed on November 7, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BookSniffer, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that BookSniffer is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BookSniffer, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BookSniffer, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Advertising Revenue

We expect to generate a substantial majority of our revenue from advertising. The failure to attract advertisers, or underperformance in spending by advertisers, could seriously harm our business.

Platforms outside our control

User growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards which we do not control. Our mobile applications are designed to be used on the Android operating system and the iOS operating system. These platforms and operating systems may undergo changes, intentionally or unintentionally, that could adversely affect our ability to serve our users and market our products.

Third Party Technologies

A significant and evolving risk exists that BookSniffer Inc., on its own or through development initiatives with partners, third parties, and/or contractors, could inadvertently violate the patent(s) and/or other intellectual property rights of third parties. Many of our features are commonly offered by similar social media and advertising platforms, such as the serving of ads, messaging, and/or content display methodologies. Some of the features we intend to develop may appear to be novel to the best of our company's knowledge, but intellectual property claims may exist that we are not aware of. Additionally, inventions, intellectual property claims, patents, and trademarks are constantly developed by companies and individuals worldwide, and it is impossible to predict with any certainty whether a feature BookSniffer Inc. is developing has already been invented, with its intellectual property rights legally claimed, by a third party.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

BookSniffer Inc.

By   /s/ *Sean Hansen*

    Name: Sean Hansen

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

BOOKSNIFFER, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020 and 2019

BookSniffer, Inc.
Index to Financial Statements
(unaudited)

BookSniffer, Inc.
Balance Sheet
As of December 31, 2020 and 2019

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets:		
Cash	$ 35,908	$ 139,556
Prepaid Expenses	12,125	12,430
Total Current Assets	48,033	151,986
Intangible Assets:		
Intellectual Property, net	2,751,919	3,220,330
Trademark	18,987	18,987
Intangible Assets, net	2,770,906	3,239,317
Furniture and Equipment, net	7,783	5,579
TOTAL ASSETS	**$ 2,826,722**	**$ 3,396,882**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 66,021	$ 38,024
Accrued Expenses	3,909	3,072
Prepaid Advertising	26,851	-
Notes Payable	28,600	-
Current Maturities of Long-Term		
Notes Payable, Related Party	147,813	9,306
Total Current Liabilities	273,194	50,402
Noncurrent Liabilities		
Deferred Tax Liability	266,180	652,704
Long-term Notes Payable	14,300	-
Long-term Notes Payable, Related Party	49,859	62,270
Total Noncurrent Liabilities	330,339	714,974
Stockholders' Equity		
Common stock, Series A; $.00001 par value;		
See Note B for shares authorized and		
outstanding at December 31, 2020 and 2019	498	450
Additional Paid-in Capital	3,823,266	2,781,561
Retained Earnings	(1,600,575)	(150,505)
Total Stockholders' Equity	2,223,189	2,631,506
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,826,722**	**$ 3,396,882**

Unaudited

BookSniffer, Inc.
Statements of Operations
For the Period Ended December 31, 2020 and 2019

	Jan - Dec 20	Nov 7 - Dec 19
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
General & Administrative Expenses		
Depreciation and Amortization	469,750	58,730
Computer, Website and Technology	80,114	2,650
Salaries and Related Benefits	711,371	14,504
Contract Labor	5,469	2,000
Research & Development	356,062	78,749
Other	210,872	32,549
Total General & Administrative Expenses	1,833,638	189,182
Loss from Operations	(1,833,638)	(189,182)
Other Income (Expense)		
Other Income	3,000	(33)
Interest Expense	(5,956)	(1,138)
Total Other Income (Expense)	(2,956)	(1,171)
Loss before taxes	(1,836,594)	(190,353)
Income Tax Benefit	386,524	39,848
Net Income (Loss)	$ (1,450,070)	$ (150,505)

Unaudited

BookSniffer, Inc.
Statements of Stockholders' Equity
For the period ended December 31, 2020 and 2019

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED EARNINGS		TOTAL
Beginning balance at November 7, 2019	$	-	$	-	$	-	$	-
Issuance of stock		450		2,781,561		-		2,782,011
Net Loss		-		-		(150,505)		(150,505)
Balance at December 31, 2019	$	450	$	2,781,561	$	(150,505)	$	**2,631,506**
Issuance of stock		48		463,005		-		463,053
Stock Compensation		-		578,700		-		578,700
Net Loss		-		-		(1,450,070)		(1,450,070)
Balance at December 31, 2020	$	498	$	3,823,266	$	(1,600,575)	$	**2,223,189**

Unaudited

BookSniffer, Inc.
Statements of Cash Flows
For the Period Ended December 31, 2020 and 2019

	Jan - Dec 20	Nov 7 - Dec 19
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,450,070)	$ (150,505)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities		
Depreciation and Amortization	469,750	58,730
Stock Based Compensation	578,700	-
Changes in Operating Assets and Liabilities		
Accounts Payable	27,997	38,024
Prepaid Expenses	305	10,470
Prepaid Customer Advertising	26,851	-
Accrued Expenses	2,739	3,072
Deferred Tax Liability	(386,524)	(39,848)
Net Cash Provided By (Used In) Operating Activities	(730,252)	(80,057)
INVESTING ACTIVITIES		
Fixed Assets	(3,543)	-
Net Cash Provided By (Used In) Investing Activities	(3,543)	-
FINANCING ACTIVITIES		
Proceeds from Common Stock Issuance	239,233	220,975
Principal Payments on Notes Payable	(29,741)	(1,362)
Proceeds from New Borrowings	420,655	-
Net Cash Provided By (Used In) Financing Activities	630,147	219,613
Net Increase In Cash	(103,648)	139,556
Cash at Beginning of Year	139,556	-
Cash at End of Year	$ 35,908	$ 139,556

BOOKSNIFFER, INC.
Notes to the Financial Statements
For the Period Ended December 31, 2020 and 2019

A. Nature of Business

BookSniffer, Inc. (the "Company") is a Delaware corporation engaged in the business of building next-generation mobile applications and web platforms which enable meaningful connections between book lovers, authors, publishers, and literacy programs. The Company was formed November 7, 2019. The Company has a perpetual duration, unless liquidated or dissolved earlier in accordance with either the Delaware Code or the regulations of the company agreement. The corporate offices of the Company are located in Fort Worth, Texas.

B. Summary of Significant Accounting Policies

A summary of the significant accounting policies of the Company consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained, and the financial statements have been prepared, using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020 and 2019, the Company had no such investments. The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Intangible Assets

Intangible assets represent costs related to the Company's intellectual property such as mobile applications, patents, and other proprietary ideas (consisting of proprietary ideas and documents related to the BookSniffer platform, products, services, applications, websites and advertising solutions), which are amortized over their useful lives of 7 years. In addition, the intellectual property is reviewed for potential impairment whenever events or circumstances indicate carrying amounts may not be recoverable. The Company's trademark is considered to have an indefinite life and will be assessed for potential impairment each year when carrying amounts may not be recoverable. Costs incurred to renew or extend the term of the Company's trademark is included in the cost of the intangible asset. No impairment was identified as of December 31, 2020 and 2019.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

B. Summary of Significant Accounting Policies (*continued*)

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over the estimated useful lives, ranging from five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Assets with useful lives greater than a year and exceeding $600 are capitalized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. During the period ended December 31, 2020 and 2019, there were no impairment losses recognized for long-lived assets.

Revenue Recognition

Revenue is measured in accordance with Accounting Standards Update ("ASU') 2014-09 issued by the Financial Accounting Standards Board ("FASB") and all subsequent amendments to that standard (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The majority of the Company's revenues are expected to fall within the scope of ASC 606.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $43,437 for the period ended December 31, 2020 and are included in general and administrative expenses in the accompanying statement of operations.

Fair Values of Financial Instruments

The Company has several financial instruments, including cash and notes payable. Management estimates that the fair value of all financial instruments at December 31, 2020 does not differ materiality from the carrying value of its financial instruments recorded in the accompanying balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB Accounting Standards Codification ("ASC") No. 718, *Stock Based Compensation*, which focuses primarily on share-based payments for employee services and requires these payments to be recorded using a fair-value-based method. The Company uses the Company's intrinsic value to determine the value of stock options. The Company had outstanding stock options as of December 31, 2020 (See Note G).

Income Taxes

The Company's income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

B. Summary of Significant Accounting Policies (*continued*)

Income Taxes (*continued*)

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are netted together and reported as a single item as either a noncurrent asset or noncurrent liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is subject to state income tax based on the portion of its income earned in various states. The Company is subject to Texas state franchise tax. The Company will file income tax returns in the United States federal jurisdiction and all applicable states currently with a filing requirement. The Company's federal and applicable state returns for 2019 have been filed and remain open to possible examination by the respective tax authorities.

FASB Topic No. 740, *Income Taxes*, prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes in its financial statements the financial effect of a tax position if that position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Management of the Company must determine whether it is more likely than not that a tax position, including tax positions taken related to state income and franchise taxes, will be sustained upon examination, and management's opinion is that there are no such uncertain tax positions.

Recent Accounting Pronouncements

Following are ASUs issued by the FASB considered potentially significant to current or future financial reporting. This is not intended to be an evaluation of all recent accounting pronouncements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. In July 2019, the FASB unanimously approved to delay this pronouncement for private companies. The new effective date will be for annual reporting periods beginning after December 15, 2021. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

C. Intangible Assets

Intangible assets were obtained in exchange for Company stock as discussed in Note H. At December 31, 2020, intangible assets with definite lives consisted of the following:

	Gross Carrying Amount
Mobile application	$ 632,911
Patent	63,291
Proprietary ideas (Note B)	2,582,678
Intellectual property, net	$ 3,278,880

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

C. Intangible Assets (*continued*)

Amortization expense of approximately $702,615 is included in general and administrative expenses on the statement of operations for the period ended December 31, 2020. Amortization expense for the next five years and thereafter for the mobile application, the patent and the intellectual property is as follows:

Estimated amortization expense

2021	$	468,411
2022		468,411
2023		468,411
2024		468,411
2025		468,411
Thereafter		761,171
Total	$	3,103,226

At December 31, 2020, an intangible asset with indefinite life consisted of the following, which is not amortized:

Trademark	$	18,987

D. Furniture and Equipment

Furniture and equipment at December 31, 2020 consisted of the following:

Computer equipment and software	$	7,927
Office furniture and equipment		1,374
Total furniture and equipment		9,301
Less accumulated depreciation		1,518
Total furniture and equipment, net	$	7,783

Depreciation expense of approximately $1,500 is included in general and administrative expenses on the statement of operations for the period ended December 31, 2020.

E. Notes Payable

Notes payable are as follows at December 31, 2020:

Effective November 15, 2019, a note payable to a related entity that owns a majority of the Company's outstanding stock, $72,938 note, $1,250 per month including interest of 7%, due on October 31, 2025.	$	62,270

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

E. Notes Payable (*continued*)

Notes payable to various stockholders, at interest rates between 7 - 10%, principal and interest payments due through May 1, 2021.	$ 70,000
Effective November 12, 2020 a note payable to a stockholder, $10,000, interest only payments monthly at a rate of 7%, principal due on February 15, 2021.	10,000
Effective December 2, 2020, a note payable to an individual, $50,000, interest only payments monthly at a rate of 10%, pricipal due on June 23, 2021.	20,000
Notes payable, related party	142,270
Total notes payable	162,270
Less current maturities notes payable	111,086
Long-term notes payable, related party	$ 58,355

Future annual maturities of notes payable as of December 31, 2020 are as follows:

2021	$ 111,086
2022	11,888
2023	12,747
2024	13,669
2025	12,880
Thereafter	-
	$ 162,270

F. Income Tax

Federal income tax benefit consists of the following for the period ended December 31, 2020:

Current federal income taxes	$ -
Deferred federal income taxes	(95,348)
Total income tax benefit	$ (95,348)

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

G. Stock-Based Compensation

The Company entered into employment agreements with two employees to allow for stock-based compensation. The Company has reserved 384,000 of common shares to be granted under these employment agreements with a strike price of $0.25. Grant date under one agreement for 324,000 shares is stipulated as date the employment agreement was signed which occurred on January 27, 2020. No vesting requirements were identified under this employment agreement. Grant date under the other employment agreement for 60,000 shares is stipulated to receive 15,000 shares with each three months of continuous employments which will occur on April 1, 2020, July 1, 2020, October 1, 2020, and January 1, 2021. Vesting under this employment agreement requires the employee to remain employed for three months subsequent to receipt of the stock options. As of March 31, 2020, 324,000 stock options were fully vested and outstanding, and 60,000 are available. As of March 31, 2020, no options had been cancelled, forfeited, or expired.

FASB ASC No. 718, *Stock Based Compensation*, requires the options to be valued at fair value on the date granted using the Company's intrinsic value and recorded over the vesting period of such options. The Company has analyzed the options using the Company's intrinsic value and determined the fair value of the options granted are immaterial to the overall financial statements. As a result, no amounts have been expensed in the accompanying financial statements with respect to the stock options.

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

H. Asset Purchase

The Company was established in 2019 in conjunction with a contribution agreement with an effective date of November 13, 2019. Under this contribution agreement, Bladeborn, LLC ("Bladeborn"), a Delaware limited liability company related to several of the Company's stockholders and various members of the Board of Directors, purchased 40,000,000 shares of the Company stock in exchange for the assets acquired and liabilities assumed disclosed below, including the intangible assets described in Note C.

In accordance with FASB Topic No. 805, *Business Combinations ("Topic 805")*, the Company concluded the assets acquired by this transaction do not meet the definition of a business. The Company has accounted for the transaction as a transfer among entities that have common ownership because the assets were acquired from Bladeborn, and Bladeborn and individual owners of Bladeborn are majority owners of the Company. Under Topic 805, management the Company was required to determine if this transaction had economic substance. Management of the Company concluded the transaction has economic substance because the ownership of Bladeborn and ownership of the Company at the time of the transfer were not the same. Different individuals at different ownership percentages existed between the two entities, which represents economic substance.

As a result of this determination, the assets acquired from Bladeborn are recorded at fair market value in the accompanying financial statements. The following summarizes the fair market value of the assets contributed and consideration given as determined by management on the purchase date:

Assets acquired	
Cash	$ 10,000
Intangible assets	
Mobile application	632,911
Patent	63,291
Trademark	18,987
Intellectual property	2,582,678
Total intangible assets	3,297,867
Furniture and equipment	
Computer equipment and software	4,384
Office furniture and equipment	1,374
Total furniture and equipment	5,758
Other assets	22,900
Total assets	3,336,525
Liabilities assumed	
Accounts payable	(14,025)
Deferred tax liability	(692,551)
Total liabilities assumed	(706,576)
Total assets acquired and liabilities assumed, net	$ 2,629,949

BOOKSNIFFER, INC.
Notes to the Financial Statements (*continued*)
For the Period Ended December 31, 2020 and 2019

I. Subsequent Events

In preparing the accompanying financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through January 13, 2021, the date the accompanying financial statements were available for issuance. The following subsequent events were identified:

Pandemic and Paycheck Protection Program

The Company could be negatively impacted by the effects of the world-wide coronavirus pandemic. The Company is closely monitoring its operations, liquidity, and capital resources and is actively working to minimize the current and future impact of this unprecedented situation. As of the date of issuance of these financial statements, the Company believes the impact of the pandemic will be minimal; however, the full impact to the Company's financial position is not known.

The Coronavirus Aid Relief, and Economic Security (CARES) Act was signed into law on March 27th, 2020. The Paycheck Protection Program ("PPP") which is part of the CARES Act, represents $659 billion of funding available to assist businesses effected by the unprecedented world-wide COVID-19 pandemic ("COVID-19), inclusive of additional funding provided through subsequent legislation. PPP funds provide for expenses such as health insurance premiums, rent or mortgage payments and utilities.

In April 2020, the Company applied for and received approximately $43,000 of PPP funds. These funds are initially structured as a loan. In accordance with the rules of the PPP, business can take steps to achieve partial or total forgiveness of the PPP loan. The company has taken such steps, but as of the date of this report, the Company is unable to determine the portion of the PPP loan that will be forgiven.

Stock Split and Options

In May 2020, the Board approved an employee to exercise 324,000 stock options granted under his employment agreement at a strike price of $0.25. On June 13, 2020, the Company conducted a 5 for 1 stock split resulting in an increase in these stock options to 1,620,000 stock options with a strike price of $0.05 per option. The Company has agreed to a note receivable for $81,000 from the employee for the exercise of his options.

Additionally, the Company authorized an additional 25,000 stock options to another employee with a strike price of $0.09. No vesting requirements were identified.

CERTIFICATION

I, Sean Hansen, Principal Executive Officer of BookSniffer Inc., hereby certify that the financial statements of BookSniffer Inc. included in this Report are true and complete in all material respects.

Sean Hansen

Principal Executive Officer